Term Sheet
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 34-A-I dated November 21, 2008

Term Sheet to
Product Supplement No. 34-A-I
Registration Statement No. 333-155535
Dated January 6, 2011; Rule 433

JPMorgan Chase & Co.

Structured Investments

JPMorgan Chase & Co.
$
Reverse Exchangeable Notes due April 29, 2011
Each Linked to the Common Stock of a Different Single Reference Stock Issuer

General

- This term sheet relates to five (5) separate note offerings. Each issue of offered notes is linked to one, and only one, Reference Stock. You may participate in any of the five (5) note offerings or, at your election, in two or more of the offerings. This term sheet does not, however, allow you to purchase a note linked to a basket of some or all of the Reference Stocks described below.
- The notes are designed for investors who seek an interest rate that is higher than the current dividend yield on the applicable Reference Stock or the yield on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. Investors should be willing to forgo the potential to participate in the appreciation of the applicable Reference Stock, be willing to accept the risks of owning the common stock of the applicable Reference Stock issuer, and be willing to lose some or all of their principal at maturity.
- Investing in the notes is not equivalent to investing in the shares of an issuer of any of the Reference Stocks.
- Each issue of offered notes will pay interest monthly at the fixed rate specified for that issue below. However, **the notes do not guarantee any return of principal at maturity. Instead, the payment at maturity will be based on the Final Share Price of the applicable Reference Stock and whether the closing price of the applicable Reference Stock has declined from the applicable Initial Share Price by more than the applicable Protection Amount on any day during the Monitoring Period, as described below.**
- Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
- Payment at maturity for each $1,000 principal amount note will be either a cash payment of $1,000 or delivery of shares of the applicable Reference Stock (or, at our election, the Cash Value thereof), in each case, together with any accrued and unpaid interest, as described below.
- Minimum denominations of $1,000 and integral multiples thereof.

Key Terms

Payment at Maturity: The payment at maturity, in excess of any accrued and unpaid interest, is based on the performance of the applicable Reference Stock. You will receive $1,000 for each $1,000 principal amount note, plus any accrued and unpaid interest at maturity, *unless*:

(1) the applicable Final Share Price is less than the applicable Initial Share Price; *and*

(2) on any day during the Monitoring Period, the **closing price** of the applicable Reference Stock has declined, as compared to the applicable Initial Share Price, by more than the applicable Protection Amount.

If the conditions described in both (1) and (2) are satisfied, at maturity you will receive, in addition to any accrued and unpaid interest, instead of the principal amount of your notes, the number of shares of the applicable Reference Stock equal to the applicable Physical Delivery Amount (or, at our election, the Cash Value thereof). Fractional shares will be paid in cash. **The market value of the Physical Delivery Amount or the Cash Value thereof will most likely be substantially less than the principal amount of your notes, and may be zero.**

Pricing Date: On or about January 26, 2011

Settlement Date: On or about January 31, 2011

Observation Date: April 26, 2011*

Maturity Date: April 29, 2011*

Interest Payment Dates: Interest on the notes will be payable monthly in arrears on the last calendar day of each month, except for the final interest payment, which will be payable on the Maturity Date (each such date, an "Interest Payment Date"), commencing February 28, 2011, to and including the Maturity Date. See "Selected Purchase Considerations — Monthly Interest Payments" in this term sheet for more information.

Monitoring Period: The period from the Pricing Date to and including the Observation Date.

Physical Delivery Amount: The number of shares of the applicable Reference Stock, per $1,000 principal amount note, equal to $1,000 divided by the applicable Initial Share Price, subject to adjustments.

Cash Value: For each Reference Stock, the amount in cash equal to the product of (1) $1,000 divided by the Initial Share Price of such Reference Stock and (2) the Final Share Price of such Reference Stock, subject to adjustments.

Initial Share Price: The closing price of the applicable Reference Stock on the Pricing Date. The Initial Share Price is subject to adjustments in certain circumstances. See "Description of Notes — Payment at Maturity" and "General Terms of Notes — Anti-dilution Adjustments" in the accompanying product supplement no. 34-A-I for further information about these adjustments.

Final Share Price: The closing price of the applicable Reference Stock on the Observation Date.

	Page Number	Ticker Symbol	Principal Amount	Interest Rate	Protection Amount	Initial Share Price	CUSIP	Approximate Monthly Coupon	Approximate Tax Allocation of Monthly Coupon † Interest on Deposit	Approximate Tax Allocation of Monthly Coupon † Put Premium
AK Steel Holding Corporation	TS-3	AKS		3.5625% (equivalent to 14.25% per annum)	20.00% of the Initial Share Price		48125XAA4	$11.88	1.40%	98.60%
Delta Air Lines, Inc.	TS-5	DAL		2.625% (equivalent to 10.50% per annum)	20.00% of the Initial Share Price		48125XAB2	$8.75	1.90%	98.10%
DryShips Inc.	TS-7	DRYS		3.75% (equivalent to 15.00% per annum)	25.00% of the Initial Share Price		48125XAC0	$12.50	1.33%	98.67%
Las Vegas Sands Corp.	TS-9	LVS		5.625% (equivalent to 22.50% per annum)	20.00% of the Initial Share Price		48125XAD8	$18.75	0.89%	99.11%
McMoRan Exploration Co.	TS-11	MMR		4.50% (equivalent to 18.00% per annum)	30.00% of the Initial Share Price		48125XAE6	$15.00	1.11%	98.89%

* Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 34-A-I.

† Based on one reasonable treatment of the notes, as described herein under "Selected Purchase Considerations — Tax Treatment as a Unit Comprising a Put Option and a Deposit" and in the accompanying product supplement no. 34-A-I under "Certain U.S. Federal Income Tax Consequences" on page PS-29. The allocations presented herein were determined as of January 5, 2011; the actual allocations will be determined as of the Pricing Date and may differ.

Investing in the Reverse Exchangeable Notes involves a number of risks. See "Risk Factors" beginning on page PS-6 of the accompanying product supplement no. 34-A-I and "Selected Risk Considerations" beginning on page TS-2 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 34-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) In no event will the fees and commissions received by J.P. Morgan Securities LLC, which we refer to as JPMS, which include concessions to be allowed to other affiliated or unaffiliated dealers, exceed $60.00 per $1,000 principal amount note for any of the five (5) offerings listed above. For more detailed information about fees, commissions and concessions, please see "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this term sheet.

The agent for this offering, JPMS, is an affiliate of ours. See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this term sheet.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

January 6, 2011

Additional Terms Specific to Each Note Offering

This term sheet relates to five (5) separate note offerings. Each issue of offered notes is linked to one, and only one, Reference Stock. The purchaser of a note will acquire a security linked to a single Reference Stock (not to a basket or index that includes another Reference Stock). You may participate in any of the five (5) note offerings or, at your election, in two or more of the offerings. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. While each note offering relates only to a single Reference Stock identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to that Reference Stock (or any other Reference Stock) or as to the suitability of an investment in the notes.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 34-A-I dated November 21, 2008. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 34-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 34-A-I dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000119312508241305/d424b21.pdf
- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **THE NOTES OFFER A HIGHER INTEREST RATE THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US OR AN ISSUER WITH A COMPARABLE CREDIT RATING** — The notes will pay interest at an Interest Rate depending upon the applicable Reference Stock, as indicated on the cover of this term sheet. We believe that the applicable Interest Rate is higher than the yield received on debt securities of comparable maturity issued by us or an issuer with a comparable credit rating. Because the notes are our senior unsecured obligations, any interest payment or any payment at maturity is subject to our ability to pay our obligations as they become due.

- **MONTHLY INTEREST PAYMENTS** — The notes offer monthly interest payments at the applicable Interest Rate set forth on the cover of this term sheet. Interest will be payable monthly in arrears on the last calendar day of each month, except for the final interest payment, which will be payable on the Maturity Date (each such date, an "Interest Payment Date"), commencing February 28, 2011, to and including the Maturity Date, to the holders of record at the close of business on the date 15 calendar days prior to the applicable Interest Payment Date. If an Interest Payment Date is not a business day, payment will be made on the next business day immediately following such day, but no additional interest will accrue as a result of the delayed payment.

- **THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL** — Your return of principal at maturity is protected if the applicable Final Share Price does not decline from the applicable Initial Share Price or the closing price of the applicable Reference Stock does not decline, as compared to the applicable Initial Share Price, by more than the applicable Protection Amount on any day during the Monitoring Period. **However, if the applicable Final Share Price declines from the applicable Initial Share Price and the closing price of the applicable Reference Stock on any day during the Monitoring Period has declined by more than the applicable Protection Amount, you could lose the entire principal amount of your notes.**

- **TAX TREATMENT AS A UNIT COMPRISING A PUT OPTION AND A DEPOSIT —** You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 34-A-I. We and you agree (in the absence of an administrative determination or judicial ruling to the contrary) to treat the notes as units comprising a Put Option and a Deposit for U.S. federal income tax purposes. We will determine the portion of each coupon payment that we will allocate to interest on the Deposit and to Put Premium, respectively, and will provide that allocation in the pricing supplement for the notes. If the notes had priced on January 5, 2011, of each coupon payment, we would have treated the percentages specified on the cover of this term sheet as interest on the Deposit and as Put Premium, respectively. The actual allocation that we will determine for the notes may differ from this hypothetical allocation, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities on the Pricing Date. Assuming this characterization is respected, amounts treated as interest on the Deposit will be taxed as ordinary income while the Put Premium will not be taken into account prior to maturity or sale. However, there are other reasonable treatments that the Internal Revenue Service (the "IRS") or a court may adopt, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. While it is not clear whether the notes would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. The notice focuses on a number of issues, the most relevant of which for holders of the notes are the character of income or loss (including whether the Put Premium might be currently included as ordinary income) and the degree, if any, to which income realized by Non-U.S. Holders should be subject to withholding tax. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements. Purchasers who are not initial purchasers of notes at the issue price should also consult their tax advisers with respect to the tax consequences of an investment in the notes, including possible alternative characterizations, as well as the allocation of the purchase price of the notes between the Deposit and the Put Option.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in any of the Reference Stocks. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 34-A-I dated November 21, 2008.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The payment at maturity will be based on the applicable Final Share Price and whether the closing price of the applicable Reference Stock has declined from the applicable Initial Share Price by more than the applicable Protection Amount on any day during the Monitoring Period. Under certain circumstances, you will receive at maturity a predetermined number of shares of the applicable Reference Stock (or, at our election, the Cash Value thereof). The market value of those shares of the applicable Reference Stock or the Cash Value thereof will most likely be less than the principal amount of each note and may be zero. **Accordingly, you could lose up to the entire principal amount of your notes.**
- **YOUR PROTECTION MAY TERMINATE ON ANY DAY DURING THE TERM OF THE NOTES** — If, on any day during the Monitoring Period, the closing price of the applicable Reference Stock declines below the applicable Initial Share Price minus the applicable Protection Amount, you will at maturity be fully exposed to any depreciation in the applicable Reference Stock. We refer to this feature as a contingent buffer. Under these circumstances, *and* if the applicable Final Share Price is less than the applicable Initial Share Price, you will receive at maturity a predetermined number of shares of the applicable Reference Stock (or, at our election, the Cash Value thereof) and, consequently, you will lose 1% of the principal amount of your investment for every 1% decline in the applicable Final Share Price compared to the applicable Initial Share Price. You will be subject to this potential loss of principal even if the closing price of the applicable Reference Stock subsequently recovers such that the applicable closing price of the Reference Stock is above its Initial Share Price minus its Protection Amount. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus accrued and unpaid interest at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.
- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We and/or our affiliates may also currently or from time to time engage in business with the Reference Stock issuers, including extending loans to, or making equity investments in, such Reference Stock issuer(s) or providing advisory services to such Reference Stock issuer(s). In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to the Reference Stock issuers and these reports may or may not recommend that investors buy or hold the Reference Stock(s). As a prospective purchaser of the notes, you should undertake an independent investigation of the applicable Reference Stock issuer that in your judgment is appropriate to make an informed decision with respect to an investment in the notes.
- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those referred to under "Many Economic and Market Factors Will Influence the Value of the Notes" below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
- **YOUR RETURN ON THE NOTES IS LIMITED TO THE PRINCIPAL AMOUNT PLUS ACCRUED INTEREST REGARDLESS OF ANY APPRECIATION IN THE VALUE OF THE APPLICABLE REFERENCE STOCK** — Unless (i) the applicable Final Share Price is less than the applicable Initial Share Price and (ii) on any day during the Monitoring Period, the closing price of the applicable Reference Stock has declined, as compared to the applicable Initial Share Price, by more than the applicable Protection Amount, for each $1,000 principal amount note, you will receive $1,000 at maturity plus any accrued and unpaid interest, regardless of any appreciation in the value of the applicable Reference Stock, which may be significant. Accordingly, the return on the notes may be significantly less than the return on a direct investment in the applicable Reference Stock during the term of the notes.
- **NO OWNERSHIP RIGHTS IN THE APPLICABLE REFERENCE STOCK** — As a holder of the notes, you will not have any ownership interest or rights in the applicable Reference Stock, such as voting rights or dividend payments. In addition, the applicable Reference Stock issuer will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the applicable Reference Stock and the notes.
- **NO AFFILIATION WITH THE REFERENCE STOCK ISSUERS** — We are not affiliated with the issuers of the Reference Stocks. We assume no responsibility for the adequacy of the information about the Reference Stock issuers contained in this term sheet or in product supplement no. 34-A-I. You should make your own investigation into the Reference Stocks and their issuers. We are not responsible for the Reference Stock issuers' public disclosure of information, whether contained in SEC filings or otherwise.
- **RISKS ASSOCIATED WITH NON-U.S. SECURITIES** — An investment in notes linked to the value of non-U.S. equity securities, such as the common stock of DryShips Inc. ("DryShips") involves risks associated with the home country of the issuer of the non-U.S. equity securities. Non-U.S. companies, such as those organized in Greece, are generally subject to accounting, auditing and financial reporting standards and requirements, and securities trading rules different from those applicable to U.S. reporting companies. The prices of non-U.S. equity securities may be affected by political, economic, financial and social factors in the home country of the issuer of the non-U.S. equity securities, including changes in such country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions. Moreover, the economy of such country may differ favorably or unfavorably from the economy of the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self sufficiency. Such country may be subjected to different and, in some cases, more adverse economic environments.
- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
- **HEDGING AND TRADING IN THE REFERENCE STOCKS** — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stocks or instruments related to such Reference Stock(s). We or our affiliates may also trade in the Reference Stocks or instruments related to Reference Stock(s) from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could adversely affect our payment to you at maturity.
- **MANY ECONOMIC AND MARKET FACTORS WILL INFLUENCE THE VALUE OF THE NOTES** — In addition to the value of the applicable Reference Stock and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in product supplement no. 34-A-I.

The Reference Stocks

Public Information

All information contained herein on the Reference Stocks and on the Reference Stock issuers is derived from publicly available sources and is provided for informational purposes only. Companies with securities registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC by a Reference Stock issuer pursuant to the Exchange Act can be located by reference to the SEC file number provided below and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete. See "The Reference Stock" beginning on page PS-16 of the accompanying product supplement no. 34-A-I for more information.

AK Steel Holding Corporation ("AK Holding")

According to its publicly available filings with the SEC, AK Holding is a fully integrated producer of flat-rolled carbon, stainless and electrical steels and tubular products through its wholly-owned subsidiary, AK Holding. The common stock of AK Holding, par value $0.01 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of AK Holding in the accompanying product supplement no. 34-A-I. AK Holding's SEC file number is 001-13696.

Historical Information of the Common Stock of AK Holding

The following graph sets forth the historical performance of the common stock of AK Holding based on the weekly closing price (in U.S. dollars) of the common stock of AK Holding from January 7, 2005 through December 31, 2010. The closing price of the common stock of AK Holding on January 5, 2011 was $16.72. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the price of the common stock of AK Holding has experienced significant fluctuations. The historical performance of the common stock of AK Holding should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the common stock of AK Holding during the term of the notes. We cannot give you assurance that the performance of the common stock of AK Holding will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that AK Holding will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the common stock of AK Holding.


Historical Performance of AK Steel Holding Corporation
Price ($)
50
45
40
35
30
25
20
15
10
5
0
Jan-05 Jul-05 Jan-06 Jul-06 Jan-07 Jul-07 Jan-08 Jul-08 Jan-09 Jul-09 Jan-10 Jul-10
Source: Bloomberg

JPMorgan Structured Investments —
Reverse Exchangeable Notes Each Linked to the Common Stock of a Different Single Reference Stock Issuer
TS-3

Examples of Hypothetical Payment at Maturity for a $1,000 Investment in the Notes Linked to the Common Stock of AK Holding

The following table illustrates hypothetical payments at maturity on a $1,000 investment in the notes linked to the common stock of AK Holding, based on a range of hypothetical Final Share Prices of the Reference Stock and assuming that the closing price of the Reference Stock declines in the manner set forth in the columns titled "Hypothetical lowest closing price during the Monitoring Period" and "Hypothetical lowest closing price expressed as a percentage of Initial Share Price during the Monitoring Period." The numbers appearing in the following table and examples have been rounded for ease of analysis. For this table of hypothetical payments at maturity, we have also assumed the following:

- the Initial Share Price: $16.70
- the Interest Rate: 3.5625% (equivalent to 14.25% per annum)
- the Protection Amount (in U.S. dollars): $3.34
- the Protection Amount: 20.00%

Hypothetical lowest closing price during the Monitoring Period	Hypothetical lowest closing price during the Monitoring Period expressed as a percentage of Initial Share Price	Hypothetical Final Share Price	Hypothetical Final Share Price expressed as a percentage of Initial Share Price	Payment at Maturity	Total Value of Payment Received at Maturity**
$16.70	100%	$33.40	200%	$1,000.00	$1,000.00
$8.35	50%	$17.54	105%	$1,000.00	$1,000.00
$16.70	100%	$16.70	100%	$1,000.00	$1,000.00
$13.36	80%	$13.36	80%	$1,000.00	$1,000.00
$8.35	50%	$15.87	95%	59 shares of the Reference Stock or the Cash Value thereof	$950.00
$8.35	50%	$8.35	50%	59 shares of the Reference Stock or the Cash Value thereof	$500.00
$4.18	25%	$4.18	25%	59 shares of the Reference Stock or the Cash Value thereof	$250.00
$0.00	0%	$0.00	0%	59 shares of the Reference Stock or the Cash Value thereof	$0.00

**Note that you will receive at maturity any accrued and unpaid interest in cash, in addition to either shares of the Reference Stock (or, at our election, the Cash Value thereof) or the principal amount of your note in cash. Also note that if you receive the Physical Delivery Amount, the total value of payment received at maturity shown in the table above includes the value of any fractional shares, which will be paid in cash.

The following examples illustrate how the total value of payments received at maturity set forth in the table above are calculated.

Example 1: The lowest closing price of the Reference Stock during the Monitoring Period was $8.35 but the Final Share Price is $17.54. Because the Final Share Price of $17.54 is greater than the Initial Share Price of $16.70, you will receive a payment at maturity of $1,000 per $1,000 principal amount note.

Example 2: The lowest closing price of the Reference Stock during the Monitoring Period was $8.35 and the Final Share Price is $15.87. Because the Final Share Price of $15.87 is less than the Initial Share Price of $16.70 and the closing price of the Reference Stock declined by more than the Protection Amount on at least one day during the Monitoring Period, you will receive the Physical Delivery Amount, or at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $15.87, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $950.00.

Example 3: The closing price of the Reference Stock does not decline, as compared with the Initial Share Price, by more than the Protection Amount on any day during the Monitoring Period prior to the Observation Date. However, the closing price of the Reference Stock on the Observation Date is $8.35, a decline of more than the Protection Amount. Because the Final Share Price of $8.35 is less than the Initial Share Price of $16.70 and the Final Share Price has declined by more than the Protection Amount, you will receive the Physical Delivery Amount, or at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $8.35, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $500.00.

Example 4: The Final Share Price of $13.36 is less than the Initial Share Price of $16.70 but does not decline by more than the Protection Amount and the closing price of the Reference Stock does not decline by more than the Protection Amount on any day during the Monitoring Period. Because the closing price of the Reference Stock has not declined by more than the Protection Amount, you will receive a payment at maturity of $1,000 per $1,000 principal amount note, even though the Final Share Price of $13.36 is less than the Initial Share Price of $16.70.

Regardless of the performance of the Reference Stock or the payment you receive at maturity, you will receive interest payments, for each $1,000 principal amount note, in the aggregate amount of approximately $35.625 over the term of the notes. If we had priced the notes on January 5, 2011, you would have received 59 shares of the Reference Stock or, at our election, the Cash Value thereof, at maturity, provided the Final Share Price declined from the Initial Share Price and the closing price of the Reference Stock declined by more than the Protection Amount from the Initial Share Price on at least one day during the Monitoring Period. The actual number of shares of the Reference Stock, or the Cash Value thereof, you may receive at maturity and the actual Protection Amount applicable to your notes may be more or less than the amounts displayed in this hypothetical and will depend in part on the closing price of the Reference Stock on the Pricing Date.

JPMorgan Structured Investments —
Reverse Exchangeable Notes Each Linked to the Common Stock of a Different Single Reference Stock Issuer

TS-4

Delta Air Lines, Inc. ("Delta")

According to its publicly available filings with the SEC, Delta provides scheduled air transportation for passengers and cargo throughout the United States and around the world. The common stock of Delta, par value $0.0001 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Delta in the accompanying product supplement no. 34-A-I. Delta's SEC file number is 001-05424.

Historical Information of the Common Stock of Delta

The following graph sets forth the historical performance of the common stock of Delta based on the weekly closing price (in U.S. dollars) of the common stock of Delta from January 7, 2005 through December 31, 2010. The closing price of the common stock of Delta on January 5, 2011 was $12.98. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the price of the common stock of Delta has experienced significant fluctuations. The historical performance of the common stock of Delta should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the common stock of Delta during the term of the notes. We cannot give you assurance that the performance of the common stock of Delta will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that Delta will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the common stock of Delta.



Examples of Hypothetical Payment at Maturity for a $1,000 Investment in the Notes Linked to the Common Stock of Delta

The following table illustrates hypothetical payments at maturity on a $1,000 investment in the notes linked to the common stock of Delta, based on a range of hypothetical Final Share Prices of the Reference Stock and assuming that the closing price of the Reference Stock declines in the manner set forth in the columns titled "Hypothetical lowest closing price during the Monitoring Period" and "Hypothetical lowest closing price expressed as a percentage of Initial Share Price during the Monitoring Period." The numbers appearing in the following table and examples have been rounded for ease of analysis. For this table of hypothetical payments at maturity, we have also assumed the following:

- the Initial Share Price: $12.90
- the Interest Rate: 2.625% (equivalent to 10.50% per annum)
- the Protection Amount (in U.S. dollars): $2.58
- the Protection Amount: 20.00%

Hypothetical lowest closing price during the Monitoring Period	Hypothetical lowest closing price during the Monitoring Period expressed as a percentage of Initial Share Price	Hypothetical Final Share Price	Hypothetical Final Share Price expressed as a percentage of Initial Share Price	Payment at Maturity	Total Value of Payment Received at Maturity**
$12.90	100%	$25.80	200%	$1,000.00	$1,000.00
$6.45	50%	$13.55	105%	$1,000.00	$1,000.00
$12.90	100%	$12.90	100%	$1,000.00	$1,000.00
$10.32	80%	$10.32	80%	$1,000.00	$1,000.00
$6.45	50%	$12.26	95%	77 shares of the Reference Stock or the Cash Value thereof	$950.00
$6.45	50%	$6.45	50%	77 shares of the Reference Stock or the Cash Value thereof	$500.00
$3.23	25%	$3.23	25%	77 shares of the Reference Stock or the Cash Value thereof	$250.00
$0.00	0%	$0.00	0%	77 shares of the Reference Stock or the Cash Value thereof	$0.00

**Note that you will receive at maturity any accrued and unpaid interest in cash, in addition to either shares of the Reference Stock (or, at our election, the Cash Value thereof) or the principal amount of your note in cash. Also note that if you receive the Physical Delivery Amount, the total value of payment received at maturity shown in the table above includes the value of any fractional shares, which will be paid in cash.

The following examples illustrate how the total value of payments received at maturity set forth in the table above are calculated.

Example 1: The lowest closing price of the Reference Stock during the Monitoring Period was $6.45 but the Final Share Price is $13.55. Because the Final Share Price of $13.55 is greater than the Initial Share Price of $12.90, you will receive a payment at maturity of $1,000 per $1,000 principal amount note.

Example 2: The lowest closing price of the Reference Stock during the Monitoring Period was $6.45 and the Final Share Price is $12.26. Because the Final Share Price of $12.26 is less than the Initial Share Price of $12.90 and the closing price of the Reference Stock declined by more than the Protection Amount on at least one day during the Monitoring Period, you will receive the Physical Delivery Amount, or at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $12.26, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $950.00.

Example 3: The closing price of the Reference Stock does not decline, as compared with the Initial Share Price, by more than the Protection Amount on any day during the Monitoring Period prior to the Observation Date. However, the closing price of the Reference Stock on the Observation Date is $6.45, a decline of more than the Protection Amount. Because the Final Share Price of $6.45 is less than the Initial Share Price of $12.90 and the Final Share Price has declined by more than the Protection Amount, you will receive the Physical Delivery Amount, or at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $6.45, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $500.00.

Example 4: The Final Share Price of $10.32 is less than the Initial Share Price of $12.90 but does not decline by more than the Protection Amount and the closing price of the Reference Stock does not decline by more than the Protection Amount on any day during the Monitoring Period. Because the closing price of the Reference Stock has not declined by more than the Protection Amount, you will receive a payment at maturity of $1,000 per $1,000 principal amount note, even though the Final Share Price of $10.32 is less than the Initial Share Price of $12.90.

Regardless of the performance of the Reference Stock or the payment you receive at maturity, you will receive interest payments, for each $1,000 principal amount note, in the aggregate amount of approximately $26.25 over the term of the notes. If we had priced the notes on January 5, 2011, you would have received 77 shares of the Reference Stock or, at our election, the Cash Value thereof, at maturity, provided the Final Share Price declined from the Initial Share Price and the closing price of the Reference Stock declined by more than the Protection Amount from the Initial Share Price on at least one day during the Monitoring Period. The actual number of shares of the Reference Stock, or the Cash Value thereof, you may receive at maturity and the actual Protection Amount applicable to your notes may be more or less than the amounts displayed in this hypothetical and will depend in part on the closing price of the Reference Stock on the Pricing Date.

JPMorgan Structured Investments —
Reverse Exchangeable Notes Each Linked to the Common Stock of a Different Single Reference Stock Issuer

TS-6

DryShips Inc. ("DryShips")

According to its publicly available filings with the SEC, Dryships, a Marshall Islands company, owns and operates a fleet of drybulk carriers. Dryships' fleet principally carries a variety of drybulk commodities, including major bulks such as coal, iron ore, and grains, and minor bulks such as bauxite, phosphate, fertilizers and steel products. The common stock of DryShips, par value $0.01 per share, is listed on The NASDAQ Stock Market, which we refer to as the Relevant Exchange for purposes of DryShips in the accompanying product supplement no. 34-A-I. DryShips' SEC file number is 001-33922.

Historical Information of the Common Stock of DryShips

The following graph sets forth the historical performance of the common stock of DryShips based on the weekly closing price (in U.S. dollars) of the common stock of DryShips from February 4, 2005 through December 31, 2010. The closing price of the common stock of DryShips on January 5, 2011 was $5.38. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the price of the common stock of DryShips has experienced significant fluctuations. The historical performance of the common stock of DryShips should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the common stock of DryShips during the term of the notes. We cannot give you assurance that the performance of the common stock of DryShips will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that DryShips will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the common stock of DryShips.



JPMorgan Structured Investments —
Reverse Exchangeable Notes Each Linked to the Common Stock of a Different Single Reference Stock Issuer

TS-7

Examples of Hypothetical Payment at Maturity for a $1,000 Investment in the Notes Linked to the Common Stock of DryShips

The following table illustrates hypothetical payments at maturity on a $1,000 investment in the notes linked to the common stock of DryShips, based on a range of hypothetical Final Share Prices of the Reference Stock and assuming that the closing price of the Reference Stock declines in the manner set forth in the columns titled "Hypothetical lowest closing price during the Monitoring Period" and "Hypothetical lowest closing price expressed as a percentage of Initial Share Price during the Monitoring Period." The numbers appearing in the following table and examples have been rounded for ease of analysis. For this table of hypothetical payments at maturity, we have also assumed the following:

- the Initial Share Price: $5.40
- the Interest Rate: 3.75% (equivalent to 15.00% per annum)
- the Protection Amount (in U.S. dollars): $1.35
- the Protection Amount: 25.00%

Hypothetical lowest closing price during the Monitoring Period	Hypothetical lowest closing price during the Monitoring Period expressed as a percentage of Initial Share Price	Hypothetical Final Share Price	Hypothetical Final Share Price expressed as a percentage of Initial Share Price	Payment at Maturity	Total Value of Payment Received at Maturity**
$5.40	100%	$10.80	200%	$1,000.00	$1,000.00
$2.70	50%	$5.67	105%	$1,000.00	$1,000.00
$5.40	100%	$5.40	100%	$1,000.00	$1,000.00
$4.05	75%	$4.05	75%	$1,000.00	$1,000.00
$2.70	50%	$5.13	95%	185 shares of the Reference Stock or the Cash Value thereof	$950.00
$2.70	50%	$2.70	50%	185 shares of the Reference Stock or the Cash Value thereof	$500.00
$1.35	25%	$1.35	25%	185 shares of the Reference Stock or the Cash Value thereof	$250.00
$0.00	0%	$0.00	0%	185 shares of the Reference Stock or the Cash Value thereof	$0.00

**Note that you will receive at maturity any accrued and unpaid interest in cash, in addition to either shares of the Reference Stock (or, at our election, the Cash Value thereof) or the principal amount of your note in cash. Also note that if you receive the Physical Delivery Amount, the total value of payment received at maturity shown in the table above includes the value of any fractional shares, which will be paid in cash.

The following examples illustrate how the total value of payments received at maturity set forth in the table above are calculated.

Example 1: The lowest closing price of the Reference Stock during the Monitoring Period was $2.70 but the Final Share Price is $5.67. Because the Final Share Price of $5.67 is greater than the Initial Share Price of $5.40, you will receive a payment at maturity of $1,000 per $1,000 principal amount note.

Example 2: The lowest closing price of the Reference Stock during the Monitoring Period was $2.70 and the Final Share Price is $5.13. Because the Final Share Price of $5.13 is less than the Initial Share Price of $5.40 and the closing price of the Reference Stock declined by more than the Protection Amount on at least one day during the Monitoring Period, you will receive the Physical Delivery Amount, or at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $5.13, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $950.00.

Example 3: The closing price of the Reference Stock does not decline, as compared with the Initial Share Price, by more than the Protection Amount on any day during the Monitoring Period prior to the Observation Date. However, the closing price of the Reference Stock on the Observation Date is $2.70, a decline of more than the Protection Amount. Because the Final Share Price of $2.70 is less than the Initial Share Price of $5.40 and the Final Share Price has declined by more than the Protection Amount, you will receive the Physical Delivery Amount, or at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $2.70, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $500.00.

Example 4: The Final Share Price of $4.05 is less than the Initial Share Price of $5.40 but does not decline by more than the Protection Amount and the closing price of the Reference Stock does not decline by more than the Protection Amount on any day during the Monitoring Period. Because the closing price of the Reference Stock has not declined by more than the Protection Amount, you will receive a payment at maturity of $1,000 per $1,000 principal amount note, even though the Final Share Price of $4.05 is less than the Initial Share Price of $5.40.

Regardless of the performance of the Reference Stock or the payment you receive at maturity, you will receive interest payments, for each $1,000 principal amount note, in the aggregate amount of approximately $37.50 over the term of the notes. If we had priced the notes on January 5, 2011, you would have received 185 shares of the Reference Stock or, at our election, the Cash Value thereof, at maturity, provided the Final Share Price declined from the Initial Share Price and the closing price of the Reference Stock declined by more than the Protection Amount from the Initial Share Price on at least one day during the Monitoring Period. The actual number of shares of the Reference Stock, or the Cash Value thereof, you may receive at maturity and the actual Protection Amount applicable to your notes may be more or less than the amounts displayed in this hypothetical and will depend in part on the closing price of the Reference Stock on the Pricing Date.

JPMorgan Structured Investments —
Reverse Exchangeable Notes Each Linked to the Common Stock of a Different Single Reference Stock Issuer

TS-8

Las Vegas Sands Corp. ("Las Vegas Sands")

According to its publicly available filings with the SEC, Las Vegas Sands and its subsidiaries own and operate The Venetian Resort Hotel Casino, The Palazzo Resort Hotel Casino, The Sands Expo and Convention Center and The Congress Center in Las Vegas, Nevada, and the Sands Macao and The Venetian Macao Resort Hotel in Macao, China. The common stock of Las Vegas Sands, par value $0.001 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Las Vegas Sands in the accompanying product supplement no. 34-A-I. Las Vegas Sands's SEC file number is 001-32373.

Historical Information of the Common Stock of Las Vegas Sands

The following graph sets forth the historical performance of the common stock of Las Vegas Sands based on the weekly closing price (in U.S. dollars) of the common stock of Las Vegas Sands from January 7, 2005 through December 31, 2010. The closing price of the common stock of Las Vegas Sands on January 5, 2011 was $48.03. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the price of the common stock of Las Vegas Sands has experienced significant fluctuations. The historical performance of the common stock of Las Vegas Sands should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the common stock of Las Vegas Sands during the term of the notes. We cannot give you assurance that the performance of the common stock of Las Vegas Sands will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that Las Vegas Sands will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the common stock of Las Vegas Sands.



JPMorgan Structured Investments —
Reverse Exchangeable Notes Each Linked to the Common Stock of a Different Single Reference Stock Issuer

TS-9

Examples of Hypothetical Payment at Maturity for a $1,000 Investment in the Notes Linked to the Common Stock of Las Vegas Sands

The following table illustrates hypothetical payments at maturity on a $1,000 investment in the notes linked to the common stock of Las Vegas Sands, based on a range of hypothetical Final Share Prices of the Reference Stock and assuming that the closing price of the Reference Stock declines in the manner set forth in the columns titled "Hypothetical lowest closing price during the Monitoring Period" and "Hypothetical lowest closing price expressed as a percentage of Initial Share Price during the Monitoring Period." The numbers appearing in the following table and examples have been rounded for ease of analysis. For this table of hypothetical payments at maturity, we have also assumed the following:

- the Initial Share Price: $48.00
- the Interest Rate: 5.625% (equivalent to 22.50% per annum)
- the Protection Amount (in U.S. dollars): $9.60
- the Protection Amount: 20.00%

Hypothetical lowest closing price during the Monitoring Period	Hypothetical lowest closing price during the Monitoring Period expressed as a percentage of Initial Share Price	Hypothetical Final Share Price	Hypothetical Final Share Price expressed as a percentage of Initial Share Price	Payment at Maturity	Total Value of Payment Received at Maturity**
$48.00	100%	$96.00	200%	$1,000.00	$1,000.00
$24.00	50%	$50.40	105%	$1,000.00	$1,000.00
$48.00	100%	$48.00	100%	$1,000.00	$1,000.00
$38.40	80%	$38.40	80%	$1,000.00	$1,000.00
$24.00	50%	$45.60	95%	20 shares of the Reference Stock or the Cash Value thereof	$950.00
$24.00	50%	$24.00	50%	20 shares of the Reference Stock or the Cash Value thereof	$500.00
$12.00	25%	$12.00	25%	20 shares of the Reference Stock or the Cash Value thereof	$250.00
$0.00	0%	$0.00	0%	20 shares of the Reference Stock or the Cash Value thereof	$0.00

**Note that you will receive at maturity any accrued and unpaid interest in cash, in addition to either shares of the Reference Stock (or, at our election, the Cash Value thereof) or the principal amount of your note in cash. Also note that if you receive the Physical Delivery Amount, the total value of payment received at maturity shown in the table above includes the value of any fractional shares, which will be paid in cash.

The following examples illustrate how the total value of payments received at maturity set forth in the table above are calculated.

Example 1: The lowest closing price of the Reference Stock during the Monitoring Period was $24.00 but the Final Share Price is $50.40. Because the Final Share Price of $50.40 is greater than the Initial Share Price of $48.00, you will receive a payment at maturity of $1,000 per $1,000 principal amount note.

Example 2: The lowest closing price of the Reference Stock during the Monitoring Period was $24.00 and the Final Share Price is $45.60. Because the Final Share Price of $45.60 is less than the Initial Share Price of $48.00 and the closing price of the Reference Stock declined by more than the Protection Amount on at least one day during the Monitoring Period, you will receive the Physical Delivery Amount, or at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $45.60, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $950.00.

Example 3: The closing price of the Reference Stock does not decline, as compared with the Initial Share Price, by more than the Protection Amount on any day during the Monitoring Period prior to the Observation Date. However, the closing price of the Reference Stock on the Observation Date is $24.00, a decline of more than the Protection Amount. Because the Final Share Price of $24.00 is less than the Initial Share Price of $48.00 and the Final Share Price has declined by more than the Protection Amount, you will receive the Physical Delivery Amount, or at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $24.00, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $500.00.

Example 4: The Final Share Price of $38.40 is less than the Initial Share Price of $48.00 but does not decline by more than the Protection Amount and the closing price of the Reference Stock does not decline by more than the Protection Amount on any day during the Monitoring Period. Because the closing price of the Reference Stock has not declined by more than the Protection Amount, you will receive a payment at maturity of $1,000 per $1,000 principal amount note, even though the Final Share Price of $38.40 is less than the Initial Share Price of $48.00.

Regardless of the performance of the Reference Stock or the payment you receive at maturity, you will receive interest payments, for each $1,000 principal amount note, in the aggregate amount of approximately $56.25 over the term of the notes. If we had priced the notes on January 5, 2011, you would have received 20 shares of the Reference Stock or, at our election, the Cash Value thereof, at maturity, provided the Final Share Price declined from the Initial Share Price and the closing price of the Reference Stock declined by more than the Protection Amount from the Initial Share Price on at least one day during the Monitoring Period. The actual number of shares of the Reference Stock, or the Cash Value thereof, you may receive at maturity and the actual Protection Amount applicable to your notes may be more or less than the amounts displayed in this hypothetical and will depend in part on the closing price of the Reference Stock on the Pricing Date.

JPMorgan Structured Investments —
Reverse Exchangeable Notes Each Linked to the Common Stock of a Different Single Reference Stock Issuer

TS-10

McMoRan Exploration Co. ("McMoRan")

According to its publicly available filings with the SEC, McMoRan engages in the exploration, development and production of oil and natural gas offshore in the Gulf of Mexico and onshore in the Gulf Coast area of the United States. The common stock of McMoRan, par value $0.01 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of McMoRan in the accompanying product supplement no. 34-A-I. McMoRan's SEC file number is 001-07791.

Historical Information of the Common Stock of McMoRan

The following graph sets forth the historical performance of the common stock of McMoRan based on the weekly closing price (in U.S. dollars) of the common stock of McMoRan from January 7, 2005 through December 31, 2010. The closing price of the common stock of McMoRan on January 5, 2011 was $17.75. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the price of the common stock of McMoRan has experienced significant fluctuations. The historical performance of the common stock of McMoRan should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the common stock of McMoRan during the term of the notes. We cannot give you assurance that the performance of the common stock of McMoRan will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that McMoRan will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the common stock of McMoRan.



Examples of Hypothetical Payment at Maturity for a $1,000 Investment in the Notes Linked to the Common Stock of McMoRan

The following table illustrates hypothetical payments at maturity on a $1,000 investment in the notes linked to the common stock of McMoRan, based on a range of hypothetical Final Share Prices of the Reference Stock and assuming that the closing price of the Reference Stock declines in the manner set forth in the columns titled "Hypothetical lowest closing price during the Monitoring Period" and "Hypothetical lowest closing price expressed as a percentage of Initial Share Price during the Monitoring Period." The numbers appearing in the following table and examples have been rounded for ease of analysis. For this table of hypothetical payments at maturity, we have also assumed the following:

- the Initial Share Price: $17.80
- the Interest Rate: 4.50% (equivalent to 18.00% per annum)
- the Protection Amount (in U.S. dollars): $5.34
- the Protection Amount: 30.00%

Hypothetical lowest closing price during the Monitoring Period	Hypothetical lowest closing price during the Monitoring Period expressed as a percentage of Initial Share Price	Hypothetical Final Share Price	Hypothetical Final Share Price expressed as a percentage of Initial Share Price	Payment at Maturity	Total Value of Payment Received at Maturity**
$17.80	100%	$35.60	200%	$1,000.00	$1,000.00
$8.90	50%	$18.69	105%	$1,000.00	$1,000.00
$17.80	100%	$17.80	100%	$1,000.00	$1,000.00
$12.46	70%	$12.46	70%	$1,000.00	$1,000.00
$8.90	50%	$16.91	95%	56 shares of the Reference Stock or the Cash Value thereof	$950.00
$8.90	50%	$8.90	50%	56 shares of the Reference Stock or the Cash Value thereof	$500.00
$4.45	25%	$4.45	25%	56 shares of the Reference Stock or the Cash Value thereof	$250.00
$0.00	0%	$0.00	0%	56 shares of the Reference Stock or the Cash Value thereof	$0.00

**Note that you will receive at maturity any accrued and unpaid interest in cash, in addition to either shares of the Reference Stock (or, at our election, the Cash Value thereof) or the principal amount of your note in cash. Also note that if you receive the Physical Delivery Amount, the total value of payment received at maturity shown in the table above includes the value of any fractional shares, which will be paid in cash.

The following examples illustrate how the total value of payments received at maturity set forth in the table above are calculated.

Example 1: The lowest closing price of the Reference Stock during the Monitoring Period was $8.90 but the Final Share Price is $18.69. Because the Final Share Price of $18.69 is greater than the Initial Share Price of $17.80, you will receive a payment at maturity of $1,000 per $1,000 principal amount note.

Example 2: The lowest closing price of the Reference Stock during the Monitoring Period was $8.90 and the Final Share Price is $16.91. Because the Final Share Price of $16.91 is less than the Initial Share Price of $17.80 and the closing price of the Reference Stock declined by more than the Protection Amount on at least one day during the Monitoring Period, you will receive the Physical Delivery Amount, or at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $16.91, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $950.00.

Example 3: The closing price of the Reference Stock does not decline, as compared with the Initial Share Price, by more than the Protection Amount on any day during the Monitoring Period prior to the Observation Date. However, the closing price of the Reference Stock on the Observation Date is $8.90, a decline of more than the Protection Amount. Because the Final Share Price of $8.90 is less than the Initial Share Price of $17.80 and the Final Share Price has declined by more than the Protection Amount, you will receive the Physical Delivery Amount, or at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $8.90, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $500.00.

Example 4: The Final Share Price of $12.46 is less than the Initial Share Price of $17.80 but does not decline by more than the Protection Amount and the closing price of the Reference Stock does not decline by more than the Protection Amount on any day during the Monitoring Period. Because the closing price of the Reference Stock has not declined by more than the Protection Amount, you will receive a payment at maturity of $1,000 per $1,000 principal amount note, even though the Final Share Price of $12.46 is less than the Initial Share Price of $17.80.

Regardless of the performance of the Reference Stock or the payment you receive at maturity, you will receive interest payments, for each $1,000 principal amount note, in the aggregate amount of approximately $45.00 over the term of the notes. If we had priced the notes on January 5, 2011, you would have received 56 shares of the Reference Stock or, at our election, the Cash Value thereof, at maturity, provided the Final Share Price declined from the Initial Share Price and the closing price of the Reference Stock declined by more than the Protection Amount from the Initial Share Price on at least one day during the Monitoring Period. The actual number of shares of the Reference Stock, or the Cash Value thereof, you may receive at maturity and the actual Protection Amount applicable to your notes may be more or less than the amounts displayed in this hypothetical and will depend in part on the closing price of the Reference Stock on the Pricing Date.

Supplemental Plan of Distribution (Conflicts of Interest)

We own, directly or indirectly, all of the outstanding equity securities of JPMS, the agent for this offering. The net proceeds received from the sale of notes will be used, in part, by JPMS or one of its affiliates in connection with hedging our obligations under the notes. In accordance with FINRA Rule 5121, JPMS may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

If the notes linked to the common stock of AK Holding priced today, JPMS, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $35.00 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of approximately $23.75 per $1,000 principal amount note. This commission will include the projected profits that our affiliates expect to realize, some of which may be allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. The concessions of approximately $23.75 include concessions and other amounts to be allowed to selling dealers and concessions to be allowed to any arranging dealer. The actual commission received by JPMS may be more or less than $35.00 and will depend on market conditions on the Pricing Date. In no event will the commission received by JPMS exceed $60.00 per $1,000 principal amount note.

If the notes linked to the common stock of Delta priced today, JPMS, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $35.00 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of approximately $23.75 per $1,000 principal amount note. This commission will include the projected profits that our affiliates expect to realize, some of which may be allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. The concessions of approximately $23.75 include concessions and other amounts to be allowed to selling dealers and concessions to be allowed to any arranging dealer. The actual commission received by JPMS may be more or less than $35.00 and will depend on market conditions on the Pricing Date. In no event will the commission received by JPMS exceed $60.00 per $1,000 principal amount note.

If the notes linked to the common stock of DryShips priced today, JPMS, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $35.00 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of approximately $23.75 per $1,000 principal amount note. This commission will include the projected profits that our affiliates expect to realize, some of which may be allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. The concessions of approximately $23.75 include concessions and other amounts to be allowed to selling dealers and concessions to be allowed to any arranging dealer. The actual commission received by JPMS may be more or less than $35.00 and will depend on market conditions on the Pricing Date. In no event will the commission received by JPMS exceed $60.00 per $1,000 principal amount note.

If the notes linked to the common stock of Las Vegas Sands priced today, JPMS, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $35.00 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of approximately $23.75 per $1,000 principal amount note. This commission will include the projected profits that our affiliates expect to realize, some of which may be allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. The concessions of approximately $23.75 include concessions and other amounts to be allowed to selling dealers and concessions to be allowed to any arranging dealer. The actual commission received by JPMS may be more or less than $35.00 and will depend on market conditions on the Pricing Date. In no event will the commission received by JPMS exceed $60.00 per $1,000 principal amount note.

If the notes linked to the common stock of McMoRan priced today, JPMS, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $35.00 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of approximately $23.75 per $1,000 principal amount note. This commission will include the projected profits that our affiliates expect to realize, some of which may be allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. The concessions of approximately $23.75 include concessions and other amounts to be allowed to selling dealers and concessions to be allowed to any arranging dealer. The actual commission received by JPMS may be more or less than $35.00 and will depend on market conditions on the Pricing Date. In no event will the commission received by JPMS exceed $60.00 per $1,000 principal amount note.

The total aggregate principal amount of any series of notes being offered by this term sheet may not be purchased by investors in the applicable offering. Under these circumstances, JPMS will retain the unsold portion of the applicable offering and has agreed to hold such notes for investment for a period of at least 30 days. The unsold portion of any series of notes will not exceed 15% of the aggregate principal amount of those notes. Any unsold portion may affect the supply of applicable notes available for secondary trading and, therefore, could adversely affect the price of the applicable notes in the secondary market. Circumstances may occur in which our interests or those of our affiliates could be in conflict with your interests.

See "Plan of Distribution" beginning on page PS-35 of the accompanying product supplement no. 34-A-I.